UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

St. Lawrence Seaway Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

791162100

(CUSIP Number)

Patrick R. McDonald
c/o St. Lawrence Seaway Corporation
1700 Broadway, Suite 2020
Denver, Colorado  80290
(720) 407-7030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 791162100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick R. McDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,437,286

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,437,286

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,437,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)          The percentage calculation: (i) is based on 47,518,739 shares of common stock of St. Lawrence Seaway Corporation (the “Company”) that were issued and outstanding as of February 14, 2011 following the consummation of the Merger transaction described herein (the “Merger”), as disclosed by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 17, 2011; and (ii) assumes the exercise of warrants, issued to McDonald Energy, LLC by Nytis Exploration (USA) Inc. prior to the Merger and assumed by the Company in connection with the Merger, for the purchase of 2,446,133 shares of common stock (the maximum number of shares issuable thereunder).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of St. Lawrence Seaway Corporation, a Delaware corporation.  The principal executive offices of the Company are located at 1700 Broadway, Suite 2020, Denver, Colorado  80290.

Item 2.	Identity and Background

Patrick R. McDonald

(a)                                  Patrick R. McDonald

(b)                                 c/o St. Lawrence Seaway Corporation

1700 Broadway, Suite 2020

Denver, Colorado  80290

(c)                                  Mr. McDonald currently serves as the Chairman of the Board of Directors, Chief Executive Officer and President of the Company.

(d)                                 Mr. McDonald, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  Mr. McDonald, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship:  USA

McDonald Energy, LLC

(a)                                  McDonald Energy, LLC

(b)                                 c/o St. Lawrence Seaway Corporation

1700 Broadway, Suite 2020

Denver, Colorado  80290

(c)                                  McDonald Energy, LLC is a Colorado limited liability company wholly-owned by Patrick R. McDonald which holds certain of Mr. McDonald’s investments.

(d)                                 McDonald Energy, LLC, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)                                  McDonald Energy, LLC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in McDonald Energy, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Citizenship:  USA

Item 3.	Source and Amount of Funds or Other Consideration

On January 31, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nytis Exploration (USA) Inc., a Delaware corporation (“Nytis USA”) and St. Lawrence Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”).  On February 14, 2011, the transactions contemplated by the Merger Agreement were consummated pursuant to which Merger Sub was merged with and into Nytis USA and Nytis USA became a wholly-owned subsidiary of the Company.

Nytis USA previously issued warrants to McDonald Energy, LLC which warrants were exercisable for the purchase of a certain number of Nytis USA common stock shares.

In accordance with the terms of the Merger Agreement, upon consummation of the Merger by the Company, each stockholder of Nytis USA, including Mr. McDonald, received 1,630.7553 (the “Exchange Ratio”) shares of Common Stock in exchange for each issued and outstanding share of Nytis USA common stock held by the stockholder immediately prior to the consummation of the Merger.  In addition, upon consummation of the Merger, the warrants previously issued to McDonald Energy, LLC by Nytis USA were assumed by the Company and the number of shares and exercise price of such warrants were adjusted in accordance with the Exchange Ratio.

The Merger Agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Item 4.	Purpose of Transaction

Mr. McDonald and McDonald Energy, LLC acquired the securities described herein as a result of the Merger.

Other than as stated above, neither Mr. McDonald nor McDonald Energy, LLC currently has plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. McDonald reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)                                  As of February 14, 2011, the Company had 47,518,739 shares of Common Stock issued and outstanding.  As of such date, following the consummation of the Merger, Mr. McDonald was the beneficial owner of 4,437,286 shares of the Company’s Common Stock, or 8.9% of the class.  The shares of Common Stock beneficially owned by Mr. McDonald consist of: (i) 1,508,449 shares of Common Stock issued directly to Mr. McDonald, (ii) 482,704 shares of Common Stock issued to McDonald Energy, LLC, over which Mr. McDonald has sole voting and dispositive power, and (iii) Common Stock purchase warrants held by McDonald Energy, LLC exercisable for 2,446,133 shares of common stock.

(b)                                 Mr. McDonald has the sole power to vote and the sole power to direct the disposition of the 4,437,286 shares of Common Stock that he beneficially owns.

(c)                                  Except for the Merger Agreement and the transactions contemplated thereby, Mr. McDonald has not effected any transaction in the Company’s Common Stock during the past 60 days.

(d)                                 No person other than Mr. McDonald (directly, with respect to the Common Stock shares owned by him and indirectly, with respect to the Common Stock shares owned by McDonald Energy, LLC) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 4,437,286 shares of Common Stock beneficially owned.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. McDonald provides services to the Company as its Chairman of the Board, Chief Executive Officer and President.  McDonald Energy, LLC is the holder of stock purchase warrants assumed by the Company as a result of the consummation of the Merger.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this statement on Schedule 13D:

1.                                       Agreement and Plan of Merger, dated January 25, 2011, by and among the Company, Merger Sub and Nytis USA.  The Merger Agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2011

/s/ Patrick R. McDonald
Patrick R. McDonald